SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                      MICROTEK MEDICAL, INC.
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            594939100
                          (CUSIP Number)


                        Mr. Pat M. Murphy
                     3850 East Frank Phillips
                             Suite 3
                          P.O. Box 3368
                   Bartlesville, OK 74006-3368
                          (918) 333-4521
   (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                         with copies to:

                       John W. Finger, Esq.
                   Stinson, Mag & Fizzell, P.C.
                     100 South Fourth Street
                       St. Louis, MO 63102
                          (314)259-4500

                          April 30, 1996
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box

Check the following box if a fee is being paid with this statement
     [ X ]

                           SCHEDULE 13D

CUSIP NO.    594939100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Pat M. Murphy

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [  ]
     (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

               PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS

6         CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES

                    7    SOLE VOTING POWER
                              434,926
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         9    SOLE DISPOSITIVE POWER
  REPORTING                   434,926
 PERSON WITH
                    10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    434,926

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.5%

14   TYPE OF REPORTING PERSON
                    IN

Item 1.  Security and Issuer.

     This statement relates to the par value $0.01 per share (the
"Common Stock"), of Microtek Medical, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 602
Lehmberg, Columbus, Mississippi 39702.

Item 2.  Identity and Background.

     (a) This statement is being filed by Pat M. Murphy, a natural person ("Mr. Murphy").

     (b)  The business address of Mr. Murphy is 3850 East Frank
          Phillips, Suite 3, P.O. Box 3368, Bartlesville, Oklahoma
          74006-3368.

     (c) Mr. Murphy is the owner of PM Food Service, a sole proprietorship.

     (d) During the last five years, Mr. Murphy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Murphy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

     (f)  Mr. Murphy is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 30, 1996, Micro Partners, L.P. ("Micro Partners") made a liquidating distribution of all of the shares of Common Stock held by Micro Partners to its limited partners and general partner in proportion to their respective partnership interests and in accordance with its partnership agreement. Mr. Murphy is a limited partner of Micro Partners and therefore on April 30, 1996, became the beneficial owner of the 434,926 shares of Common Stock distributed to him. The shares of Common Stock distributed to Mr. Murphy were not issued in exchange for any "funds or other consideration."

Item 4.  Purpose of Transaction.

     With respect to the shares of Common Stock acquired by Mr. Murphy, Mr. Murphy did not acquire such shares with any particular purpose because such shares were transferred to him pursuant to the April 30, 1996 liquidating distribution of Micro Partners as described above in Item 3. Except as described herein, Mr. Murphy has no present plans or proposals which would relate to or result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934;
          or

     (j) any action similar to any of those enumerated in (a) through (i) above.

     It is noted, however, that the Issuer and Isolyser Company, Inc., a Georgia corporation ("ICI"), have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated March 15, 1996, pursuant to which a subsidiary of ICI has agreed, subject to certain terms and conditions, to merge into the Issuer (the
"Merger"). In the Merger, the Issuer's stockholders will receive shares of ICI common stock in exchange for their Common Stock, in accordance with the exchange ratio set forth in the Merger
Agreement. Consummation of the Merger is subject to, among other things, approval by the Issuer's stockholders. In connection with the parties' execution of the Merger Agreement, Micro Partners delivered a proxy to ICI to vote shares of Common Stock held by Micro Partners in favor of the Merger, a form of which is attached hereto as Exhibit (1) and incorporated herein by reference. In addition, Mr. Murphy currently intends to deliver a voting agreement to ICI, a form of which is attached hereto as Exhibit (2) and incorporated herein by reference, which delivers to ICI a proxy with respect to all of his shares of Common Stock and stipulates that Mr. Murphy covenants not to seek to assert any appraisal or dissenters' rights in respect of the Merger. See, Item 6 below.

Item 5.  Interest in Securities of the Issuer.

     (a) As of April 30, 1996, Mr. Murphy held and beneficially owned 434,926 shares of Common Stock, which represented approximately 9.5% of the 4,596,886 shares of Common
          Stock then outstanding.

     (b) As of April 30, 1996, Mr. Murphy's power to vote or dispose of the shares of Common Stock and reported as being beneficially owned by him was as follows:

                         Voting              Disposition

COMMON STOCK        Sole        Shared       Sole      Shared

Mr. Murphy        434,926                  434,926

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the parties' execution of the Merger Agreement, Micro Partners delivered a proxy to ICI to vote shares of Common Stock held by Micro Partners in favor of the Merger, a form of which is attached hereto as Exhibit (1) and incorporated herein by reference. In addition, Mr. Murphy currently intends to deliver a voting agreement to ICI, a form of which is attached hereto as Exhibit (2) and incorporated herein by reference, which delivers to ICI a proxy with respect to all of his shares of Common Stock and stipulates that Mr. Murphy covenants not to seek to assert any appraisal or dissenters' rights in respect of the Merger.

Item 7.   Material to Be Filed as Exhibits.

     The following material is filed as an Exhibit to this Schedule
13D:

     (1) Agreement, dated as of March 15, 1996, by and between ICI and Micro Partners; and

     (2) Form of Agreement to be by and among ICI, Micro Partners and Mr. Murphy.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 10, 1996.

                                   /s/ Pat M. Murphy
                                   Pat M. Murphy